UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___ to ___
Commission file number 033-47073
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
The Scotts Company LLC Retirement Savings Plan
(formerly known as The Scotts Company Retirement Savings Plan)
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The Scotts Miracle-Gro Company
(public company successor to The Scotts Company)
14111 Scottslawn Road
Marysville, Ohio 43041

REQUIRED INFORMATION
     The following financial statements and supplemental schedule for The Scotts Company LLC Retirement Savings Plan (formerly known as The Scotts Company Retirement Savings Plan) are being filed herewith:
Audited Financial Statements
               Report of Independent Registered Public Accounting Firm
               Financial Statements:
Statement of Net Assets Available for Benefits as of December 31, 2005 and 2004

Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004

Notes to Financial Statements
               Supplemental Schedule:
Schedule of Assets Held for Investment Purposes at End of Year, Schedule H, Part IV, Line 4i — December 31, 2005

Note:	Other supplemental schedules required by Section 252.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.
     The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm - Meaden & Moore, Ltd.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SCOTTS COMPANY LLC RETIREMENT SAVINGS PLAN (formerly known as The Scotts Company Retirement Savings Plan)
Date: June 27, 2006	By:	/s/ CHRISTOPHER L. NAGEL
Printed Name: CHRISTOPHER L. NAGEL
	Title:	Executive Vice President and Chief Financial Officer of The Scotts Company LLC and Member of the Administrative Committee for The Scotts Company LLC Retirement Savings Plan

THE SCOTTS COMPANY LLC RETIREMENT SAVINGS PLAN
(formerly known as The Scotts Company Retirement Savings Plan)
INDEX TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

NOTE:	Other supplemental schedules required by Section 252.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure and ERISA have been omitted because they are not applicable.
Exhibit 23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
The Scotts Company LLC Retirement Savings Plan
Marysville, Ohio
We have audited the accompanying Statement of Net Assets Available for Benefits of THE SCOTTS COMPANY LLC RETIREMENT SAVINGS PLAN (formerly known as The Scotts Company Retirement Savings Plan) and the related Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Scotts Company LLC Retirement Savings Plan (formerly known as The Scotts Company Retirement Savings Plan) as of December 31, 2005 and 2004 and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held for investment purposes at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The suppplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
MEADEN & MOORE, LTD.
Certified Public Accountants
May 18, 2006
Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
The Scotts Company LLC
Retirement Savings Plan (formerly known as The Scotts Company Retirement Savings Plan)

	December 31
	2005	2004
ASSETS

Cash and cash equivalents	$953,912	$811,228

Receivables:
Employer contribution receivable	305,639	731
Employee contribution receivable	237,689	1,501
Interest receivable	127,923	1,180

	671,251	3,412

Investments, at fair value:
CRM Small Cap Value Fund	2,309,992	990,898
Dodge and Cox Stock Fund	11,428,442	8,555,313
EuroPacific Growth Fund-Class A	9,270,707	6,912,464
Fidelity Blue Chip Fund	21,956,209	25,069,881
Fidelity Contrafund	19,167,892	15,655,108
Fidelity Freedom Income Fund	807,191	833,449
Fidelity Freedom 2000 Fund	1,223,988	1,341,944
Fidelity Freedom 2010 Fund	4,626,298	5,483,073
Fidelity Freedom 2020 Fund	7,965,984	7,621,442
Fidelity Freedom 2030 Fund	4,686,028	4,470,502
Fidelity Freedom 2040 Fund	709,986	436,234
Fidelity Low Price Stock Fund	6,191,564	6,453,964
Fidelity Managed Income Portfolio	23,110,375	22,105,985
Fidelity Puritan Fund	22,736,223	26,888,749
Managers Special Equity Fund	13,415,950	13,570,085
PIMCO Total Return Fund	5,449,207	5,402,096
Spartan U.S. Equity Index Fund	18,744,516	20,369,611
The Scotts Miracle-Gro Company Common Shares	13,850,226	11,055,423
Participant Loans	4,756,653	4,448,271

Total Investments	192,407,431	187,664,492

Total Assets	194,032,594	188,479,132

LIABILITIES	—	—

Net Assets Available for Benefits	$194,032,594	$188,479,132

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
The Scotts Company LLC
Retirement Savings Plan (formerly known as The Scotts Company Retirement Savings Plan)

	Year Ended December 31
	2005	2004
Additions to Net Assets Attributed to:
Contributions:
Employer	$10,525,261	$10,519,245
Participant	10,266,612	10,231,940
Rollovers	877,808	476,431

	21,669,681	21,227,616

Interest on participant loans	231,534	219,098
Interest income and dividends	6,128,670	4,450,701
Net appreciation of investments	7,806,994	13,124,409

Total Additions	35,836,879	39,021,824

Deductions from Net Assets Attributed to:
Benefits paid to participants	33,448,728	14,381,897
Other	40,205	33,954

Total Deductions	33,488,933	14,415,851

Net Increase before Plan Transfer	2,347,946	24,605,973

Plan Transfer	3,205,516	—

Net Assets Available for Benefits:
Beginning of Year	188,479,132	163,873,159

End of Year	$194,032,594	$188,479,132

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
The Scotts Company LLC
Retirement Savings Plan
(formerly known as The Scotts Company Retirement Savings Plan)
1	Description of Plan
The following description of The Scotts Company LLC Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions, such as eligibility, vesting, allocation and funding.
On March 18, 2005 (the “Effective Time”), The Scotts Company (“Scotts”) consummated the restructuring of Scotts’ corporate structure into a holding company structure by merging Scotts into a newly-created, wholly-owned, second-tier Ohio limited liability company subsidiary, The Scotts Company LLC (“Scotts LLC”), pursuant to an Agreement and Plan of Merger, dated as of December 13, 2004, by and among Scotts, Scotts LLC and The Scotts Miracle-Gro Company (“Scotts Miracle-Gro”). This merger is referred to as the “Restructuring Merger.”
Upon consummation of the Restructuring Merger, each of Scotts’ common shares, without par value (the “Scotts Common Shares”), issued and outstanding immediately prior to the Effective Time was automatically converted into one fully paid and nonassessable common share, without par value, of Scotts Miracle-Gro (the “Scotts Miracle-Gro Common Shares”). Also, the entire class of Scotts Miracle-Gro Common Shares become registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in accordance with Rule 12g-3 under the Exchange Act. As a result of the Restructuring Merger, Scotts Miracle-Gro is the new parent holding company and the public company successor to Scotts. Scotts LLC is the successor to Scotts and is a direct, wholly-owned subsidiary of Scotts Miracle-Gro.
As of the Effective Time, Scotts maintained The Scotts Company Retirement Savings Plan (the “Retirement Savings Plan”). As of the Effective Time, Scotts LLC assumed the obligations of Scotts under the Retirement Savings Plan. The Scotts Common Shares attributable to the accounts of participants under the Retirement Savings Plan relating to common share units immediately prior to the Effective Time were, by virtue of the Restructuring Merger, converted into the same number of Scotts Miracle-Gro Common Shares and those Scotts Miracle-Gro Common shares are attributable to the accounts of those participants upon the same terms and subject to the same conditions as were in effect at the Effective Time.

NOTES TO FINANCIAL STATEMENTS
The Scotts Company LLC
Retirement Savings Plan
(formerly known as The Scotts Company Retirement Savings Plan)
1	Description of Plan, Continued
All provisions of the Retirement Savings Plan remain the same following the Restructuring Merger, except that the Retirement Savings Plan has been amended to change the name of the Retirement Savings Plan from “The Scotts Company Retirement Savings Plan” to “The Scotts Company LLC Retirement Savings Plan” and to revise certain definitions and other provisions of the Retirement Savings Plan to reflect the assumption of the Retirement Savings Plan by Scotts LLC and the ability to invest in Scotts Miracle-Gro Common Shares instead of Scotts Common Shares under the Retirement Savings Plan. From and after the Effective Time, all amounts contributed to the Retirement Savings Plan’s “Scotts Miracle-Gro Stock Fund” will be invested in securities of Scotts Miracle-Gro.
General:
The Plan is a defined contribution plan covering all eligible employees of Scotts LLC and its affiliates (collectively, the “Company”) who meet the eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Eligibility:
Regular domestic employees of the Company are eligible to participate in the Plan on the first day of the month immediately following their date of employment. Regular employees of E.G. Systems, Inc. doing business as Scotts LawnService®, a subsidiary of the Company, are eligible to receive base retirement contributions on the first day of the month after completing one year of eligibility service and are eligible to make contributions and receive matching contributions on the first day of the month after completing 60 days of service. Effective January 1, 2003, temporary employees are not eligible to participate in the Plan.
Employee Contributions:
The Plan provides for a participant to make pre-tax contributions up to 75% of eligible wages, not to exceed the annual Internal Revenue Service (“IRS”) maximum deferral amount.

NOTES TO FINANCIAL STATEMENTS
The Scotts Company LLC
Retirement Savings Plan
(formerly known as The Scotts Company Retirement Savings Plan)
1	Description of Plan, Continued
Employer Contributions:
The Plan provides a base retirement contribution for all eligible employees. Generally, eligible employees receive an allocation equal to 2% of monthly compensation. This percentage increases to 4% when employees’ year-to-date compensation exceeds 50% of the social security taxable wage base. The Company also matches participant pre-tax contributions dollar for dollar for the first 3% of pay and matches $0.50 on the dollar for the next 2% of participant pre-tax contributions.
Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), as defined in the Plan agreement.
Participants’ Accounts:
401(k) Accounts — Each participant’s account is credited with the participant’s elective contributions, employer matching contributions, earnings and losses thereon.
Rollover contributions from other plans are also accepted, providing certain specified conditions are met.
Vesting:
All participants are immediately vested in their contributions plus actual earnings thereon. Matching contributions made by the Company vest immediately. However, base contributions made by the Company vest after three years of service or immediately upon death or disability.

NOTES TO FINANCIAL STATEMENTS
The Scotts Company LLC
Retirement Savings Plan
(formerly known as The Scotts Company Retirement Savings Plan)
1	Description of Plan, Continued
Forfeitures:
The nonvested portions of participant account balances are forfeitable and used to reduce employer contributions to the Plan. Plan forfeitures used totaled $10,717 and $179,711 for the years ended December 31, 2005 and 2004, respectively.
Participants’ Loans:
Loans are available to participants from their individual accounts subject to the terms of the Plan.
Other Plan Provisions:
Normal retirement age is 65; however, a participant may elect early retirement on or after age 55 and completing five years of vested service. The Plan also provides for in-service withdrawals for active employees under certain circumstances.
Payment of Benefits:
Participant is eligible to receive benefit payments upon termination, retirement, death or disability equal to the vested balance of the participant’s account as of the business day the trustee processes the distribution.
Hardship Withdrawals:
Hardship withdrawals are permitted in accordance with IRS guidelines.
Investment Options:
Upon enrollment in the Plan and thereafter, a participant may direct his or her contributions in any or all of the investment options under the Plan.
2	Summary of Significant Accounting Policies
Basis of Accounting:
The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

NOTES TO FINANCIAL STATEMENTS
The Scotts Company LLC
Retirement Savings Plan
(formerly known as The Scotts Company Retirement Savings Plan)
2	Summary of Significant Accounting Policies, Continued
Investments:
Excluding participant loans, investments are stated at quoted market prices. Participants’ loans are valued at cost, which approximates fair value.
Cash equivalents include short-term investments with original term to maturity of 90 days or less. Cost approximates fair value.
The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Gains and losses on sales of investments are based on the average cost method.
Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Payments of Benefits:
Benefits are recorded when paid.
Administrative Fees:
The Company pays for all administrative fees except those that are participant specific, such as loan establishment and maintenance fees.
Risks and Uncertainties:
The Plan provides for various investment options, which are subject to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

NOTES TO FINANCIAL STATEMENTS
The Scotts Company LLC
Retirement Savings Plan
(formerly known as The Scotts Company Retirement Savings Plan)
3	Investments
The following are the fair values of the investments which individually represent 5% or more of net assets available for benefits as of December 31:

	2005	2004
Dodge and Cox Stock Fund	$11,428,442	N/A
Fidelity Blue Chip Fund	21,956,209	25,069,881
Fidelity Contrafund	19,167,892	15,655,108
Fidelity Managed Income Portfolio	23,110,375	22,105,985
Fidelity Puritan Fund	22,736,223	26,888,749
Managers Special Equity Fund	13,415,950	13,570,085
Spartan U.S. Equity Index Fund	18,744,516	20,369,611
The Scotts Miracle-Gro Company Common Shares	13,850,226	11,055,423
4	Tax Status
The Plan obtained a determination letter dated September 24, 2003, in which the IRS stated that the Plan, as amended through February 4, 2002, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator, the Company and the Plan’s legal counsel believe that the Plan is designed and has been operated in compliance with the applicable requirements of the Internal Revenue Code.
5	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan or its contributions subject to the provisions of ERISA. In the event the Plan is terminated, participants will become fully vested in their accounts.

NOTES TO FINANCIAL STATEMENTS
The Scotts Company LLC
Retirement Savings Plan
(formerly known as The Scotts Company Retirement Savings Plan)
6	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the benefits paid to participants per the financial statements to the Form 5500:

	Year Ended December 31
	2005	2004
Benefits paid to participants per the financial statements	$33,448,728	$14,381,897
Amounts allocated to withdrawing participants at December 31, 2003	—	(224,485)

Benefits paid to participants per the Form 5500	$33,448,728	$14,157,412

7	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Trust Company, the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the mutual fund for the investment management services.

8	Transfers into the Plan

On December 30, 2005, the Rod McLellan Company (“RMC”) 401(k) Plan transferred its net assets into The Scotts Company LLC Retirement Savings Plan in the amount of $3,205,516. Prior to the merger, the RMC 401(k) Plan covered eligible employees of the Rod McLellan Company. The transferred net assets have been recognized in the accounts of The Scotts Company LLC Retirement Savings Plan as of December 31, 2005, at their balances as previously carried in the accounts of the RMC 401(k) Plan. Also, the Plan was amended so that the participants of the RMC 401(k) Plan could immediately participate in the Plan.

9	Recently Issued Accounting Pronouncements

In December 2005, the FASB issued FASB Staff Position AAG-INV-A. The new pronouncement requires fully benefit-responsive investment contracts be valued at fair value instead of contract value. The pronouncement will be effective for the year ended December 31, 2006. The effect of this pronouncement on these financial statements has not been determined.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
The Scotts Company LLC
Retirement Savings Plan (formerly known as The Scotts Company Retirement Savings Plan)
EIN 31-1414921
Plan Number 001
December 31, 2005

	(b) Identity of Issue,	(c) Description of Investment Including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
	CRM Small Cap Value Fund	Registered Investment Company	N/A	$2,309,992
	Dodge and Cox Stock Fund	Registered Investment Company	N/A	11,428,442
	EuroPacific Growth Fund-Class A	Registered Investment Company	N/A	9,270,707
*	Fidelity Blue Chip Fund	Registered Investment Company	N/A	21,956,209
*	Fidelity Contrafund	Registered Investment Company	N/A	19,167,892
*	Fidelity Freedom Income Fund	Registered Investment Company	N/A	807,191
*	Fidelity Freedom 2000 Fund	Registered Investment Company	N/A	1,223,988
*	Fidelity Freedom 2010 Fund	Registered Investment Company	N/A	4,626,298
*	Fidelity Freedom 2020 Fund	Registered Investment Company	N/A	7,965,984
*	Fidelity Freedom 2030 Fund	Registered Investment Company	N/A	4,686,028
*	Fidelity Freedom 2040 Fund	Registered Investment Company	N/A	709,986
*	Fidelity Low Price Stock Fund	Registered Investment Company	N/A	6,191,564
*	Fidelity Managed Income Portfolio	Common Collective Trust	N/A	23,110,375
*	Fidelity Puritan Fund	Registered Investment Company	N/A	22,736,223
	Managers Special Equity Fund	Registered Investment Company	N/A	13,415,950
	PIMCO Total Return Fund	Registered Investment Company	N/A	5,449,207
	Spartan U.S. Equity Index Fund	Registered Investment Company	N/A	18,744,516
	The Scotts Miracle-Gro Company Common Shares	Employer Securities	N/A	13,850,226
*	Participant Loans	Notes receivable (interest at rates ranging from 5.0% to 10.5% due through January 12, 2009)	N/A	4,756,653

				$192,407,431

*	Party-in-interest to the Plan.

THE SCOTTS COMPANY LLC
RETIREMENT SAVINGS PLAN (formerly known as The Scotts Company
Retirement Savings Plan)

ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2005

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm - Meaden & Moore, Ltd.